Current Technology Corporation

November 22, 2005

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report September 30, 2005

We confirm that the following material was sent by pre-paid mail on November 22, 2005  to all shareholders on our supplemental mail list:

Quarterly Report September 30, 2005 / Interim Financial Statements for the nine months ended September 30, 2005 and Management’s Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

“Robert K. Kramer”

Chief Executive Officer and Director

Suite 1430, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.current-technology.com